CLEANTECH INNOVATIONS, INC.
C District, Maoshan Industry Park,
Tieling Economic Development Zone,
Tieling, Liaoning Province, China 112616
(86) 0410-6129922

October 13, 2010

VIA EDGAR

Pamela Long
Assistant Director
Division of Corporation Finance
Mail Stop 4631
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	CleanTech Innovations, Inc. Registration Statement on Form S-1 Filed July 29, 2010 File No. 333-168385

Dear Ms. Long:

This letter is in response to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 1, 2010, to CleanTech Innovations, Inc. (the “Company”) regarding the above-captioned filing of the Company. Please note that the Staff’s comments are restated below along with the Company’s responses.

We have also filed Amendment No. 2 to the Registration Statement (“Amendment No. 2”) to reflect our responses to the Staff’s comments.

General

1.
We note your response to comment 2 of our letter dated August 25, 2010. The financial statements of the registrant are required to be included in an S-1. If a registrant is a shell company, the financial statements may only be omitted if a reverse acquisition has occurred and is reflected in the current financial statements. The share exchange between CleanTech Innovations, Inc. and Liaoning Creative Bellows Co., Ltd. took place subsequent to June 30, 2010. Therefore, since CleanTech Innovations, Inc. was the actual registrant during the periods you have presented, and the reverse acquisition has not yet been reflected in the financial statements, please revise to include their historical financial statements and related MD&A disclosures.

Ms. Pamela Long
U.S. Securities and Exchange Commission
October 13, 2010

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see pages 28 and F-30 of Amendment No. 2.

2.
We note your response to comment 3 of our letter dated August 25, 2010. Pro forma financial information is required in circumstances where events have occurred in which disclosure of pro forma financial information would be material to investors. Therefore, as previously requested, please revise to include pro forma financial information that reflects the impact of the Share Exchange Agreement, the cancellation of 40,000 shares and your private placement offering of Units. Please ensure that you include earnings per share information. Reference Article 11 of Regulation S-X.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page F-37 of Amendment No. 2.

Facing Page

3.	We note that July 29, 2010 is the date at the top of the facing page. Please revise the date to the current date of the registration statement.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see the facing page of Amendment No. 2.

Prospectus Summary, Page 3

4.
We note your response to comment 7 of our letter dated August 25, 2010. We also note disclosure that you authorized the forward stock split to provide a sufficient number of shares to accommodate the trading of your common stock on the OTC marketplace. Please revise to disclose the number of common shares outstanding immediately prior to and after the July 2, 2010 8-for-l forward stock split.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 3 of Amendment No. 2.

Revenue Recognition, Page 20

5.	We note your response to our comment 11 of our letter dated August 25, 2010 and have the following additional comments:

Ms. Pamela Long
U.S. Securities and Exchange Commission
October 13, 2010

•	Please revise to include a specific and comprehensive discussion of your customer acceptance terms.

Response:

Customer acceptance occurs after the customer puts the product through a quality inspection, which customers normally complete within one to two weeks from receipt of the product.

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 20 of Amendment No. 2.

•
We note that you previously disclosed that your arrangements provided for delivery and installation. Please revise to clarify if these terms exist in your arrangements and, if so, how you have considered them in your revenue recognition policy.

Response:

The customer, not the Company, is responsible for the installation and integration of our component products into their end products. Delivery arrangements are a negotiated term in our arrangements with customers. The Company recognizes revenue on delivery and customer acceptance of the product, not installation, and these terms are reflected in our revenue recognition policy.

The Company has revised the disclosure. Please see page 20 of Amendment No. 2.

•	Please revise to further discuss how you concluded that your lack of basis to estimate a warranty provision made it acceptable to not record any expense.

Response:

As of June 30, 2010, the Company had not incurred any warranty expense since its commencement of production in 2009. The Company has implemented multiple comprehensive quality control procedures for its products, including extensive non-destructive tests for defect detection, and our customers perform their own thorough inspection and testing of our products prior to acceptance, which together we believe limits our potential warranty expenses. Furthermore, we have not identified any publicly traded component manufacturers with comparable products lines that have made historical reserves for warranty expense accruals. Accordingly, the Company made no warranty expense accrual because the Company has incurred $0 in warranty expense.  However, the Company will monitor warranty claims and accrue for warranty expense accordingly.

The Company has revised the disclosure to reflect the foregoing discussion in response to the Staff’s comment. Please see page 20 of Amendment No. 2.

Ms. Pamela Long
U.S. Securities and Exchange Commission
October 13, 2010

•
Please revise to further discuss the payment terms of your arrangements. In this regard, please explain why your accounts receivable balance at June 30, 2010 is greater than the revenue you recognized in the six months then ended.

Response:

The Company’s standard payment terms in our arrangements with our customers generally provide that 30% of the purchase price is due upon the placement of an order, 30% is due upon reaching certain milestones in the manufacturing process and 30% is due upon customer inspection and acceptance of the product, which customers normally complete within one to two weeks after delivery. We experience payment delays from time to time of up to six months from the due date, but we fully expect to receive all payments based on the contracted terms despite any customer delays in payment. As a common practice in the manufacturing business in China, payment of the final 10% of the purchase price is due no later than the termination date of the product warranty period, which can be up to 24 months from the customer acceptance date. Payment terms are negotiated on a case-by-case basis and these payment percentages and terms may differ for each customer.

The Company’s accounts receivable balance of $1,968,524 at June 30, 2010, is greater than the $1,683,237 in revenue recognized for the six months then ended because $349,285 in accounts receivable had aging of more than 180 days. Of the $349,285 in accounts receivable with aging over 180 days at June 30, 2010, the Company collected $57,135 subsequent to June 30, 2010. In addition, the Company recognized revenue on one order in the fourth quarter of 2009, after delivery and customer acceptance, where the payment of $119,118 was due in the third quarter of 2010 and is recorded as aged over 180 days. The Company expects all accounts receivable, including those aged over 180 days as of June 30, 2010, to be collected because the respective customers are large state-owned or publicly listed utilities and we are confident that payment will be received. We do not believe these delays in collection have a significant negative impact on our liquidity as payment delays are very common in the manufacturing industry in China.

The Company has revised the disclosure under Liquidity and Capital Resources to reflect the foregoing discussion in response to the Staff’s comment. Please see page 25 of Amendment No. 2.

Segment Reporting, Page 21

6.
We note your response to comment 12 of our letter dated August 25, 2010. However, it is still unclear to us how you determined that you only have one reporting segment. In this regard, we note that your fabricated metal products and your wind turbine towers appear to be dissimilar in terms of the nature of the products, materials, production processes and customers. We also note your disclosure in MD&A that your wind turbine tower business currently has higher productions costs. Therefore, it appears that your wind turbine tower business has different economic characteristics. Please explain your conclusions further. To the extent that you determine that you have more than one reporting segment, please revise your MD&A to include separate discussion of the results of each of your segments for each period presented.

Ms. Pamela Long
U.S. Securities and Exchange Commission
October 13, 2010

Response:

Management has determined that each of the Company’s product lines—bellows expansion joints, pressure vessels and wind towers—constitute high performance fabricated metal specialty components produced for use in heavy industry. We manufacture each of these component types in the same facility using similar materials and production processes, which consists principally of the rolling of sheet metal made of stainless steel and/or carbon steel into the basic shape of a component product and then welding the resulting form together to produce the final component product. We sell all of our component products directly to our large-scale industrial customers. Our customers are responsible for further product assembly and installation. The Company provides its standard warranty on all of our component products.

Our wind tower components comprise the cylindrical support structure of an industrial wind turbine installation. We manufacture only the structural tower component of the wind turbine, which consists of rolled steel formed and welded into shape. The Company introduced wind tower components as a product line because the production requirements are similar to our existing manufacturing processes for our other fabricated metal specialty components. Customers of our wind tower components subsequently assemble and install the wind tower along with components from other vendors—including the nacelle (which houses the generator, gearbox and control systems for the wind turbine) and the blade and rotor system—into the finished wind turbine unit. This relationship with our wind tower customers is similar to that with customers of our bellows expansion joints and pressure vessels, which components are installed and integrated by the customer into a complex industrial production system. We established Creative Wind Power as a wholly owned subsidiary solely for the purpose of selling and marketing our wind tower components designed and manufactured by Creative Bellows. Accordingly, management determined that all of our product lines were similar in terms of the nature of the products, materials, production processes and customers.

Each of our product lines have “similar economic characteristics” for the purposes of applying paragraph 17 of FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information. The gross margins of our wind towers, while temporarily different from those of our other component products, will converge within the next year as our wind tower component business matures. The current difference in gross margin and production costs between our wind towers and our other component products results from one-time startup and production costs associated with the introduction of wind towers as a new product line in 2010. As our wind tower product line becomes more established and mature, management believes the difference between gross margins will narrow to a point where the differences are not material and will reflect similar economic characteristics to our other component products.

The Company has revised the disclosure in accordance with the foregoing discussion. Please see page 21 of Amendment No. 2.

Ms. Pamela Long
U.S. Securities and Exchange Commission
October 13, 2010

Liquidity and Capital Resources, Page 24

7.
We note your response to comment 14 of our letter dated August 25, 2010. Please revise your disclosure to include a specific discussion of your expectations regarding collection of your accounts receivable. In this regard, please discuss the aging of the accounts receivable balance for each period presented and whether any significant collections occurred subsequent to your most recent balance sheet date.

Response:

The Company expects payment within six months from the due date based on contract terms. Although our standard payment terms in our arrangements with our customers generally provide that 30% of the purchase price is due upon the placement of an order, 30% is due upon reaching certain milestones in the manufacturing process, 30% is due upon customer acceptance of the product and the final 10% is due no later than the termination date of the product warranty period, payment terms are negotiated on a case-by-case basis and these payment percentages and terms may differ for each customer. We may experience payment delays from time to time of up to six months from the due date, but we fully expect to receive all payments based on the contracted terms despite any customer delays in payment. Our collections are reasonably assured because the majority of our customers are large, well-capitalized state-owned and publicly traded utility and industrial companies with stable operations. Furthermore, we do not believe the delays have a significant negative impact on our liquidity as payment delays are very common in the manufacturing industry in China.

The Company commenced production in 2009 and had no accounts receivable in 2008. As of December 31, 2009, the Company had an accounts receivable balance of $1,320,899, of which $231,399 of the accounts receivable had aging over 180 days. As of June 30, 2010, the Company had an accounts receivable balance of $1,968,524, of which $1,209,875 was current, $377,420 had aging over 30 days, $31,944 had aging over 90 days and $349,285 had aging over 180 days.

Of the $349,285 in accounts receivable with aging over 180 days at June 30, 2010, the Company collected $57,135 subsequent to June 30, 2010. In addition, the Company recognized revenue on one order in the fourth quarter of 2009, after delivery and customer acceptance, where the payment of $119,118 was due in the third quarter of 2010 and is recorded as aged over 180 days. The Company expects all accounts receivable , including those aged over 180 days as of June 30, 2010, to be collected because the respective customers are large state-owned or publicly listed utilities and we are confident that payment will be received.

The Company has revised the disclosure to reflect the foregoing discussion in response to the Staff’s comment. Please see page 25 of Amendment No. 2.

Production, page 32

8.	Please revise to disclose what the ISO 9001:2008 Quality Management System certification is.

Ms. Pamela Long
U.S. Securities and Exchange Commission
October 13, 2010

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 35 of Amendment No. 2.

Customers, page 35

9.
We note your response to comment 17 of our letter dated August 25, 2010. We note that you disclose your largest customers on page 35. We also note that you filed your agreements with Huaneng Panjin Wind Power Generation Co., Ltd. as exhibits 10.3-10.5 in the exhibit index. Please revise to file your material contracts with all of these major customers, such as Henan Pinggao Electric Co., Ltd. and describe the material terms of those contracts

Response:

The Company has filed all material contracts with our customers, including the wind turbine tower contract with China Guodian Beipiao Wind Power Generation Co. Ltd. dated March 21, 2010, filed as Exhibit 10.7 in the Exhibit Index of Amendment No. 2. All other sales with our other major customers are done on a purchase order basis and/or with agreements that are not material contracts as defined in Item 601(b)(10) of Regulation S-K.

The Company has revised the disclosure in accordance with the Staff’s comment. Please see pages 36 and II-3 of Amendment No. 2.

Intellectual Property, Page 35

10.
We note your response to comment 23 of our letter dated August 25, 2010. We note your disclosure “our design patent application related to an enclosed compensator was approved by SIPO in August 2010.” Please revise to disclose the expiration date of such patent.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 36 of Amendment No. 2.

11.	Please file you agreement with Shenyang Industry University as an exhibit.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment by filing the technology transfer agreement with Shenyang Industry University, dated August 15, 2008, as Exhibit 10.8 and the PRC State Intellectual Property Office licensing agreement certification, dated April 30, 2010, as Exhibit 99.6. Please see page II-3 of Amendment No. 2.

Ms. Pamela Long
U.S. Securities and Exchange Commission
October 13, 2010

Research and Development, page 35

12.	Please describe who ACRE Coking & Refractory Engineering Consulting Corporation and Liaoning Combustion Engineering Research Center are and clarify the precise nature of your relationship.

Response:

The Company has no formal agreements with ACRE Coking & Refractory Engineering Consulting Corporation (“ACRE”) for product development or for projects with Liaoning Combustion Engineering Research Center (“LCERC”). Our research into components for use in new products distributed by ACRE was not material and has been discontinued, as have the prospective projects with LCERC. Accordingly, the Company has removed the disclosure regarding these two entities. Please see page 37 of Amendment No. 2.

Competition, page 36

13.	Please quantify your claim of significant market share in Tieling.

Response:

The Company has removed the reference to market share. Please see page 37 of Amendment No. 2.

Employees, page 37

14.	Please clarify the number of your employees. We note that you have “over” 160 full time employees.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 38 of Amendment No. 2.

Undertakings, page II-3

15.	We note your response to comment 36 of our letter dated August 25, 2010. Please revise to include the undertaking pursuant to Item 512(a)(5)(ii) of Regulation S-K.

Ms. Pamela Long
U.S. Securities and Exchange Commission
October 13, 2010

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page II-4 of Amendment No. 2.

Segment Reporting, pages F-11 and F-24

16.
We note your response to comment 28 of our letter dated August 25, 2010. Please tell us how you determined that your bellows expansion joints and pressure vessels can be combined into one product line.

Response:

The Company has revised the disclosure to present revenues from each of our product lines—bellows expansion joints, pressure vessels and wind towers. Please see pages F-11 and F-24 of Amendment No. 2.

Note 10. Construction in Progress, page F-26

17.	Please revise to disclose where you have recorded the $1.8 million liability associated with your construction project.

Response:

The Company recognized and recorded the $1.8 million liability associated with the construction project as a long term payable in the third quarter of 2010 when it started using the plant.

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page F-26 of Amendment No. 2.

Should you or others have any questions or would like additional information, please contact Robert Newman, Esq., of The Newman Law Firm, PLLC, at (212) 227-7422 or by fax at (212) 202-6055.

Very truly yours, /s/ Bei Lu Bei Lu Chief Executive Officer

Enclosures

cc: Robert Newman, The Newman Law Firm, PLLC